SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Other Events
Signatures
Index to Exhibits

Other Events

     Attached as Exhibit 100 to Form 6-K are the following materials from the Report on Form 6K of NET SERVIÇOS DE COMUNICAÇÃO S.A. for the quarter ended March 31, 2007, filed on April 19, 2007, formatted in XBRL (Extensible Business Reporting Language): (i). Condensed Consolidated Balance Sheets - March 31, 2007 (Unaudited) and December 31, 2006, (ii). Condensed Consolidated Statements of Income for the three-month periods ended March 31, 2007 and 2006 (Unaudited), (iii). Condensed Consolidated Statements of Changes in Stockholders' Equity for the three month period ended March 31, 2007 and Comprehensive Income for the three-month periods ended March 31, 2007 and 2006 (Unaudited), (iv). Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2007 and 2006 (Unaudited).

     The financial information contained in the XBRL is not the official publicly filed financial statements of NET SERVIÇOS DE COMUNICAÇÃO S.A. . The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.

     In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit No: 100	Exhibit Description

           The following materials from the Report on Form 6K of NET SERVIÇOS DE COMUNICAÇÃO S.A. for the quarter ended March 31, 2007, filed on April 19, 2007, formatted in XBRL (Extensible Business Reporting Language): (i). Condensed Consolidated Balance Sheets – March 31, 2007 (Unaudited) and December 31, 2006, (ii). Condensed Consolidated Statements of Income for the three-month periods ended March 31, 2007 and 2006 (Unaudited), (iii). Condensed Consolidated Statements of Changes in Stockholders' Equity for the three month period ended March 31, 2007 and Comprehensive Income for the three-month periods ended March 31, 2007 and 2006 (Unaudited), (iv). Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2007 and 2006 (Unaudited).